Filed Pursuant to Rule 433
Registration No. 333-158385
May 20, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009, and
Underlying Supplement no. 4 dated October 22, 2010)

HSBC USA Inc.

Buffered Accelerated Market Participation Securities™ ("AMPS")

- This free writing prospectus relates to:
  - Buffered AMPS™ linked to the Market Vectors Gold Miners ETF
- 27-month maturity
- 2x exposure to any positive return in the reference asset, subject to a maximum return
- Protection from the first 20% of any losses in the reference asset, subject to the credit risk of HSBC USA Inc.

The Buffered Accelerated Market Participation Securities™ ("AMPS" or, each a "security" and collectively the "securities") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The AMPS will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which to this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement, and page US4-2 of the accompanying underlying supplement no. 4.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 2.90% per $1,000 Principal Amount of securities in connection with the distribution of the securities, which may consist of a combination of selling concessions of up to 2.00% and referral fees of up to 0.90%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

HSBC

HSBC USA Inc.

Buffered Accelerated Market Participation Securities™ (AMPS)
Linked to the Market Vectors Gold Miners ETF

.

Indicative Terms*

Principal Amount	$1,000 per security
Term	27 months
Reference Asset	The Market Vectors Gold Miners ETF ("GDX") (Ticker: GDX)
Upside Participation Rate	200% (2x) exposure to any positive Reference Return, subject to the Maximum Cap
Buffer Level	-20%
Maximum Cap	18.00% to 22.00% (to be determined on the Pricing Date)
Payment at Maturity per security	**If the Reference Return is greater than zero**, you will receive the lesser of: a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and b) $1,000 + ($1,000 × Maximum Cap). **If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Level:** $1,000 (zero return). **If the Reference Return is less than the Buffer Level:** $1,000 + [$1,000 × (Reference Return + 20%)]. For example, if the Reference Return is -30%, you will suffer a 10% loss and receive 90% of the Principal Amount. If the Reference Return is less than the Buffer Level, you may lose up to 90% of your investment.
Reference Return	$\dfrac{\text{Final Price – Initial Price}}{\text{Initial Price}}$
Initial Price	See page FWP-4
Final Price	See page FWP-4
Pricing Date	June 10, 2011
Trade Date	June 10, 2011
Original Issue Date	June 15, 2011
Final Valuation Date[†]	September 11, 2013
Maturity Date[†]	September 16, 2013
CUSIP	4042K1HV8

* As more fully described on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.

The AMPS™

For investors who seek a particular Market Exposure and who believe the Reference Asset will appreciate over the term of the AMPS, the AMPS provide an opportunity for accelerated returns (subject to a Maximum Cap). If the Reference Return is below the Buffer Level, then the AMPS provide 1:1 exposure to any potential decline in the Reference Asset beyond -20%.

If the Reference Asset appreciates over the term of the securities, you will realize 200% (2x) of the Reference Asset appreciation up to the Maximum Cap. Should the Reference Asset decline, you will lose 1% of your investment for every 1% decline in the Reference Asset beyond the -20% Buffer Level.

The offering period for the AMPS is through **June 10, 2011**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting the 200% (2x) Upside Participation Rate and a hypothetical Maximum Cap of 18.00%. The actual Maximum Cap will be determined on the Pricing Date and will not be less than 18.00% or greater than 22.00%.

Reference Return	Participation in Reference Return	AMPS Return
20%	2x upside exposure, subject to Maximum Cap	18%
9%		18%
5%	2x upside exposure	10%
4%		8%
-5%	Buffer of -20%	0%
-20%		0%
-30%	1x Loss Beyond	-10%
-45%		-25%

Information about the Reference Asset

Market Vectors Gold Miners ETF

The GDX seeks investment results that correspond to the price and yield of the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index provides exposure to a diversified group of small, mid, and large capitalization companies worldwide involved primarily in the mining for gold.



Source: Bloomberg Professional® Service

The graph above illustrates the daily 5-yr performance of the Reference Asset through May 18, 2011. The closing prices in the graph above were obtained from Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset please see "The Market Vectors Gold Miners ETF" on page FWP-13 and in the accompanying underlying supplement no. 4. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. or any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Asset.

HSBC USA Inc.
Buffered Accelerated Market Participation Securities™ (AMPS)



Linked to the Market Vectors Gold Miners ETF

All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Buffered Accelerated Market Participation Securities. The offering of securities will have the terms described in this free writing prospectus and the accompanying product supplement, prospectus supplement, prospectus and underlying supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus or underlying supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is negative, lose up to 80% of your principal.**

This free writing prospectus relates to an offering of securities linked to the performance of the Market Vectors Gold Miners ETF (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)[†]
Principal Amount:	$1,000 per security
Reference Asset:	The Market Vectors Gold Miners ETF (Ticker: GDX)
Pricing Date:	June 10, 2011
Trade Date:	June 10, 2011
Original Issue Date:	June 15, 2011
Final Valuation Date:	September 11, 2013. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be September 16, 2013. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Upside Participation Rate:	200%
Maximum Cap:	18.00% to 22.00% (to be determined on the Pricing Date)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:
	(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
	(b) $1,000 + ($1,000 × Maximum Cap).
	If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Level, you will receive $1,000 per $1,000 Principal Amount of securities (zero return).
	If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:
	$1,000 + [$1,000 × (Reference Return + 20%)].
	Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Level. For example, because the buffer protects the first 20% of loss, if the Reference Return is -30%, you will suffer a 10% loss and receive 90% of the Principal Amount. **If the Reference Return is less than the Buffer Level, you may lose up to 80% of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Buffer Level:	-20%
Initial Price:	The Official Closing Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset on the Final Valuation Date, adjusted by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying

underlying supplement no. 4.

Official Closing Price:	The closing price of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "GDX UP <EQUITY>", or on any successor page on Bloomberg Professional® service or any successor service, as applicable.
Form of securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	4042K1HV8 /

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to an offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009, and the underlying supplement no. 4 dated October 22, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Accelerated Market Participation Securities. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus, or underlying supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page PS-4 of the product supplement, page S-3 of the prospectus supplement and page US4-2 of underlying supplement no. 4, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplement no. 4) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, product supplement and underlying supplement no. 4 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The underlying supplement no. 4 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm

▸ The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

    (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

    (b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Level, you will receive $1,000 per $1,000 Principal Amount of securities (zero return).

If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

    $1,000 + [$1,000 × (Reference Return + 20%)].

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Level. For example, because the buffer protects the first 20% loss, subject to the credit risk of HSBC, if the

Reference Return is -30%, you will suffer a 10% loss and receive 90% of the Principal Amount. **You should be aware that if the Reference Return is less than the Buffer Level, you may lose up to 80% of your investment.**

Interest

The securities will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Issuer

Market Vectors™ ETF Trust is the reference issuer.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the price of the Reference Asset will increase over the term of the securities, but not by more than the Maximum Cap as leveraged by the Upside Participation Rate.

▸ You are willing to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than -20%.

▸ You are willing to forgo dividends or other distributions paid to holders of stocks comprising the Reference Asset.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

▸ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below -20%.

▸ You seek an investment that is provides a full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid to holders of the Reference Asset or the stocks comprising the Reference Asset.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement and on page US4-2 of underlying supplement no. 4. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying underlying supplement, product supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, product supplement and underlying supplement including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes with a Reference Asset That is a Commodity or a Contract or Index Relating thereto" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes Linked to the Performance of Exchange-Traded Funds" in the product supplement.

▸ "—Risks Associated With the Gold Mining Industry" in underlying supplement no. 4;

▸ "— There are Risks Associated With an Investment in a Concentrated Industry" in underlying supplement no. 4; and

▸ "— Small-Capitalization or Mid-Capitalization Companies Risk" in underlying supplement no. 4.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Final Price from the Initial Price beyond the Buffer Level of -20%. Accordingly, if the Reference Return is less than -20%, your Payment at Maturity will be less than the Principal Amount of your securities. **You may lose up to 80% of your investment at maturity if the Reference Return is negative.**

The appreciation on the securities is limited by the Maximum Cap.

You will not participate in any appreciation in the price of the Reference Asset (as magnified by the Upside Participation Rate) beyond the Maximum Cap. The Maximum Cap (to be determined on the Pricing Date) will not be less than 18.00% or greater than 22.00%. **You will not receive a return on the securities greater than the Maximum Cap.**

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive periodic interest payments.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference issuer concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference issuer takes account of certain changes affecting those constituents included in the Reference Asset may affect the price of the Reference Asset. The policies of the reference issuer with respect to the calculation of the Reference Asset could also affect the price of the Reference Asset. The reference issuer may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

There is limited anti-dilution protection.

For certain events affecting shares of the Reference Asset, such as stock splits or extraordinary dividends, the calculation agent may make adjustments to the Final Price which may affect your Final Settlement Value. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of the Reference Asset. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the Reference Asset, the market price of the securities and the Final Settlement Value may be materially and adversely affected.

An index fund and its underlying index are different.

The performance of an index fund may not exactly replicate the performance of its underlying index, because the index fund will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the index fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

The Reference Asset is subject to management risk.

The Reference Asset is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Reference Asset, utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of its underlying index by investing in a portfolio of securities that generally replicate the underlying index. Therefore, unless a specific security is removed from the underlying index, the Reference Asset generally would not sell a security because the security's issuer was in financial trouble. In addition, the Reference Asset is subject to the risk that the investment strategy of the Reference Asset's investment adviser may not produce the intended results.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the Final Price of the Reference Asset on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price used in the table and examples below is not the actual Initial Price of the Reference Asset. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the securities. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Hypothetical Initial Price: $55.38

▸ Upside Participation Rate: 200%

▸ Hypothetical Maximum Cap: 18.00% (The actual Maximum Cap will be determined on the Pricing Date and will not be less than 18.00% or greater than 22.00%)

The actual Initial Price will be determined on the Pricing Date.

Hypothetical Final Price	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Security
$110.76	100.00%	$1,180.00	18.00%
$99.68	80.00%	$1,180.00	18.00%
$88.61	60.00%	$1,180.00	18.00%
$77.53	40.00%	$1,180.00	18.00%
$71.99	30.00%	$1,180.00	18.00%
$66.46	20.00%	$1,180.00	18.00%
$63.69	15.00%	$1,180.00	18.00%
$60.92	10.00%	$1,180.00	18.00%
$60.36	9.00%	$1,180.00	18.00%
$58.15	5.00%	$1,100.00	10.00%
$56.49	2.00%	$1,040.00	4.00%
$55.93	1.00%	$1,020.00	2.00%
$55.38	**0.00%**	**$1,000.00**	**0.00%**
$54.83	-1.00%	$1,000.00	0.00%
$54.27	-2.00%	$1,000.00	0.00%
$52.61	-5.00%	$1,000.00	0.00%
$49.84	-10.00%	$1,000.00	0.00%
$47.07	-15.00%	$1,000.00	0.00%
$44.30	-20.00%	$1,000.00	0.00%
$38.77	-30.00%	$900.00	-10.00%
$33.23	-40.00%	$800.00	-20.00%
$22.15	-60.00%	$600.00	-40.00%
$11.08	-80.00%	$400.00	-60.00%
$0.00	-100.00%	$200.00	-80.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The price of the Reference Asset increases from the Initial Price of $55.38 to a Final Price of $58.15.

Reference Return:	5.00%
Final Settlement Value:	**$1,100.00**

Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,100.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return} \times \text{Upside Participation Rate})$$

$$= \$1,000 + (\$1,000 \times 5.00\% \times 200\%)$$

$$= \$1,100.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 200% when such Reference Return is positive and is equal to or less than the Maximum Cap.

Example 2: The price of the Reference Asset increases from the Initial Price of $55.38 to a Final Price of $66.46.

Reference Return:	20.00%
Final Settlement Value:	**$1,180.00**

Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,180.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Maximum Cap})$$

$$= \$1,000 + (\$1,000 \times 18.00\%)$$

$$= \$1,180.00$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and if such Reference Return multiplied by 200% exceeds the Maximum Cap.

Example 3: The price of the Reference Asset decreases from the Initial Price of $55.38 to a Final Price of $52.61.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Level, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of securities (a zero return).

Example 4: The price of the Reference Asset decreases from the Initial Price of $55.38 to a Final Price of $33.23.

Reference Return:	-40.00%
Final Settlement Value:	**$800.00**

Here, the Reference Return is -40.00%. Because the Reference Return is less than the Buffer Level of -20%, the Final Settlement Value would be $800.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 20\%)]$$

$$= \$1,000 + [\$1,000 \times (-40.00\% + 20\%)]$$

$$= \$800.00$$

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the price of the Reference Asset beyond the Buffer Level of -20%. YOU MAY LOSE UP TO 80% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

THE MARKET VECTORS GOLD MINERS ETF ("GDX")

Description of the GDX

The GDX seeks investment results that correspond to the price and yield of the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index provides exposure to a diversified group of small, mid, and large capitalization companies worldwide involved primarily in the mining for gold.

For more information about the GDX, see "The Market Vectors Gold Miners ETF" on page US4-31 of the accompanying underlying supplement no. 4.

Historical Performance of the GDX

The following graph sets forth the historical performance of the GDX based on the daily historical closing prices from May 22, 2006 through May 18, 2011. The closing price for the GDX on May 18, 2011 was $55.38. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



Source: Bloomberg Professional® Service

Quarter Begin	Quarter End	Quarter High	Quarter Low	Quarter Close
5/23/2006*	6/30/2006*	$39.81	$31.82	$38.70
7/3/2006	9/29/2006	$42.58	$33.86	$35.65
10/2/2006	12/29/2006	$42.32	$32.41	$39.91
1/3/2007	3/30/2007	$43.32	$36.20	$39.42
4/2/2007	6/29/2007	$42.85	$36.63	$37.89
7/2/2007	9/28/2007	$45.96	$32.79	$45.10
10/1/2007	12/31/2007	$53.60	$42.31	$45.85
1/2/2008	3/31/2008	$56.87	$44.88	$47.75
4/1/2008	6/30/2008	$51.43	$41.61	$48.52
7/1/2008	9/30/2008	$51.83	$27.36	$34.08
10/1/2008	12/31/2008	$35.49	$15.83	$33.88
1/2/2009	3/31/2009	$38.93	$27.15	$36.88
4/1/2009	6/30/2009	$45.10	$30.81	$37.76
7/1/2009	9/30/2009	$48.40	$34.05	$45.29
10/1/2009	12/31/2009	$55.40	$40.92	$46.21
1/4/2010	3/31/2010	$51.16	$39.48	$44.41
4/1/2010	6/30/2010	$54.83	$45.36	$51.96
7/1/2010	9/30/2010	$56.86	$46.80	$55.93
10/1/2010	12/31/2010	$64.62	$53.68	$61.47
1/3/2011	3/31/2011	$62.02	$52.47	$60.06
4/1/2011**	5/18/2011**	$64.14	$53.38	$55.38

* Available information for the second calendar quarter of 2006 includes data for the period from May 23, 2006 (the inception date of the GDX) through June 30, 2006. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2006.

** As of the date of this free writing prospectus available information for the second calendar quarter of 2011 includes data for the period from April 1, 2011 through May 18, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2011.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of up to 2.90%, or $29.00, per $1,000 Principal Amount of securities. HSBC Securities (USA) Inc. may allow selling concessions on sales of such securities by other brokers or dealers of up to 2.00%, or $20.00, and may pay referral fees to other broker-dealers of up to 0.90%, or $9.00, per $1,000 Principal Amount of securities.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the Reference Asset. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership" transactions, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Reference Asset (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the security at fair market value and sold them at fair market value on the Maturity Date (if the security was held until the Maturity Date) or on the date of sale or exchange of the security (if the security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is owned by the Reference Asset would be treated as either a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is owned by the Reference Asset were treated as either a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is owned by the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is owned by the Reference Asset is or becomes a PFIC or USRPHC.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Free Writing Prospectus

Underlying Supplement no. 4

Product Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, any accompanying underlying supplement, product supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Buffered Accelerated Market Participation Securities Linked to the Market Vectors Gold Miners ETF

May 20, 2011

FREE WRITING PROSPECTUS